UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)
and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 1)

THE STANDARD REGISTER COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

853887107
(CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
(203) 542-4200

With a copy to

Christopher Ewan
David L. Shaw
Fried, Frank, Harris, Shriver & Jacobson, LLP
One New York Plaza
New York, New York 10004

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 132-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 853887107	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS: Silver Point Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER: 2,202,695
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 2,202,695
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,202,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 28.4%1
14	TYPE OF REPORTING PERSON: IA, PN

______________________
1This percentage is calculated based upon 7,749,206 outstanding shares of common stock, which is the sum of (a) 5,546,511 outstanding shares of common stock as of September 30, 2013, as reported by the Issuer in its Definitive Proxy Statement, which was filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2013, plus (b) 2,202,695 shares of common stock that were acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

CUSIP No. 853887107	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS: Edward A. Mulé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 2,202,695
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0
PERSON WITH	10	SHARED DISPOSITIVE POWER: 2,202,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,202,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 28.4%2
14	TYPE OF REPORTING PERSON: IN

__________________
2This percentage is calculated based upon 7,749,206 outstanding shares of common stock, which is the sum of (a) 5,546,511 outstanding shares of common stock as of September 30, 2013, as reported by the Issuer in its Definitive Proxy Statement, which was filed with the SEC on October 4, 2013, plus (b) 2,202,695 shares of common stock that were acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

CUSIP No. 853887107	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS: Robert J. O'Shea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER: 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 2,202,695
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 0
PERSON WITH	10	SHARED DISPOSITIVE POWER: 2,202,695
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,202,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 28.4%3
14	TYPE OF REPORTING PERSON: IN

___________________
3   This percentage is calculated based upon 7,749,206 outstanding shares of common stock, which is the sum of (a) 5,546,511 outstanding shares of common stock as of September 30, 2013, as reported by the Issuer in its Definitive Proxy Statement, which was filed with the SEC on October 4, 2013, plus (b) 2,202,695 shares of common stock that were acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 12, 2013 (the “Original 13D”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original 13D.

Item 3.               Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby supplemented by adding the following:

On October 25, 2013, the Funds exercised the Warrants to purchase an aggregate of 2,202,699 shares of Common Stock at an exercise price of $0.00001 per share.  The Funds paid the exercise price on a cashless basis in accordance with the terms of the Warrants, resulting in the Issuer withholding 4 shares of Common Stock to pay the exercise price and issuing to the Funds the remaining 2,202,695 shares of Common Stock.

Item 4.               Purpose of Transaction.

Item 4(A) of the Original 13D is hereby supplemented by adding the following:

On October 24, 2013, the Issuer obtained the Company Shareholder Approval at a special meeting of shareholders of the Issuer.  Upon receipt of the Company Shareholder Approval, Anthony DiNello and Robert Peiser, directors designated by the Minority Shareholders, were appointed to the Board in accordance with the Shareholders Agreement.

On October 25, 2013, as described in Item 3 of this Amendment No. 1, the Funds exercised the Warrants, on a cashless basis in accordance with the terms of the Warrants, and the Issuer issued to the Funds 2,202,695 shares of Common Stock.

Item 5.               Interest in Securities of the Issuer.

Section (a) of Item 5 of the Original 13D is hereby amended and restated as follows:

(a) The Reporting Persons beneficially own 2,202,695 shares of Common Stock (the “Shares”), which represents approximately 28.4% of the 7,749,206 outstanding shares of Common Stock, which is the sum of (i) 5,546,511 outstanding shares of common stock as of September 30, 2013, as reported by the Issuer in its Definitive Proxy Statement that was filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2013 (the “Proxy Statement”), plus (ii) 2,202,695 shares of common stock that were acquired upon the exercise of the Warrants.   Other than the Shares, the Funds and the Reporting Persons do not beneficially own any securities of the Issuer.

In addition to the Common Stock, the Issuer has an outstanding class of stock called “Class A Stock.”  Each share of Class A Stock is convertible into one share of Common Stock.  There were 944,996 outstanding shares of Class A Stock as of September 30, 2013, as reported by the Issuer in the Proxy Statement.  Assuming conversion of all outstanding shares of Class A Stock into Common Stock, the Reporting Persons would beneficially own approximately 25.3% of the shares of Common Stock that would be outstanding upon conversion of the Class A Stock.

As a result of the matters described in Item 4, the Funds and the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with, among others, the Majority Shareholders, as well as a member of a “group” with the other Minority Shareholders, which are DLJ Investment Partners, L.P., DLJ Investment Partners II, L.P., and DLJIP II Holdings, L.P. (collectively, “DLJ”).  The Reporting Persons do not have affirmative information about any securities of the Issuer that may be beneficially owned by such other persons, other than (A) 1,033,444 shares of Common Stock and 430,603 shares of Class A Stock reported as beneficially owned by Fifth Third Bank, an Ohio banking corporation (“Fifth Third Bank”), the trustee of the William C. Sherman Trust and William C. Sherman Inter Vivos Trust, in the Schedule 13D/A, filed with the SEC on August 5, 2013 by Fifth Third Bank, Fifth Third Bancorp, an Ohio corporation, Fifth Third Bank, a Michigan banking corporation, Fifth Third Asset Management, Inc., an Ohio corporation that is registered as an investment adviser, and Fifth Third Securities, Inc., an Ohio corporation, (B) 193,683 shares of Common Stock and 83,895 shares of Class A Stock reported as beneficially owned by each of the following trusts established under The Last Will and Testament of John Q. Sherman, (i) The Last Will and Testament of John Q. Sherman fbo William Patrick Sherman, (ii) The Last Will and Testament of John Q. Sherman fbo Mary Catherine Sherman Newshawg, (iii) The Last Will and Testament of John Q. Sherman fbo James Louis Sherman, (iv) The Last Will and Testament of John Q. Sherman fbo Helen Louise Sherman Tormey, (v) The Last Will and Testament of John Q. Sherman fbo Charles Francis Sherman, and (vi) The Last Will and Testament of John Q. Sherman fbo Patricia Lucille Sherman Begley, as reported in the Schedule 13D, filed by these trusts with the SEC on August 9, 2013, and (C) Warrants to acquire an aggregate of 443,253 Common Shares issued by the Issuer to DLJ as reported in the Current Report in Exhibit 10.5 of the Form 8-K filed with the SEC on August 2, 2013 by the Issuer. Each Reporting Person and each Fund hereby disclaims membership in any “group” with any person and disclaims beneficial ownership of any shares of Common Stock that may be or are beneficially owned by, among others, the Majority Shareholders and DLJ.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons, the Funds or any of their respective affiliates are the beneficial owners of any Warrants or shares of Common Stock or Class A Stock beneficially owned by the Majority Shareholders or DLJ for purposes of Section 13(d) of the Exchange Act or for any other purpose, or that the Majority Shareholders are members of a “group” with DLJ.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

Item 7.               Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated October 28, 2013.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2013	SILVER POINT CAPITAL, L.P.
	By:	/s/ Frederick H. Fogel
	Name:	Frederick H. Fogel
	Its:	Authorized Signatory

/s/ Frederick H. Fogel
(as attorney-in-fact on behalf of Edward A. Mulé, individually)

/s/ Frederick H. Fogel
(as attorney-in-fact on behalf of Robert J. O’Shea, individually)

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf of each of them.

(ii) Each of them is responsible for the timely filing of such Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; provided that none of them is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

(iii) This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Date: October 28, 2013.

SILVER POINT CAPITAL, L.P.
By:	/s/ Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory

/s/ Frederick H. Fogel
(as attorney-in-fact on behalf of Edward A. Mulé, individually)

/s/ Frederick H. Fogel
(as attorney-in-fact on behalf of Robert J. O’Shea, individually)